

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Oleg Nodelman
Chief Executive Officer and Chairman
Panacea Acquisition Corp
357 Tehama Street, Floor 3
San Francisco, CA 94103

     Re: Panacea Acquisition Corp
              Amendment No. 1 to Registration Statement on Form S-4
              Exhibit Nos. 10.10 and 10.19
              Filed December 18, 2020
              File No. 333-250036

Dear Mr. Nodelman:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                       Sincerely,

                       Division of Corporation Finance